United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
October 2009
Vale S.A.
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-  _____  ..)

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)
Date: October 15, 2009	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations

Vale pays second tranche of 2009 dividend
Rio de Janeiro, October 15, 2009 — Vale S.A. (Vale) announces that the Board of Directors has approved the payment of the second tranche of its minimum dividend for 2009, amounting to US$ 1.25 billion, and an additional dividend of US$ 250 million, totaling US$ 1.5 billion, equal to US$ 0.287757311 per common or preferred share in circulation.
Given the first tranche of minimum dividend paid as from April 30, 2009, Vale will pay out to its shareholders a total of US$ 2.75 billion this year.
The dividend distribution is consistent with our cash flow and complies with the Brazilian corporate law and Vale’s dividend policy.
Dividend payment
The dividend payment will be made as follows:
1. Dates of payment — As of Friday, October 30, 2009, in Brazil. As of Friday, November 6, 2009, for ADR holders, who will be paid through JP Morgan Chase Bank, N.A., depositary bank for Vale ADRs.
2. Conversion to Brazilian reais (R$) — The dividend in Brazilian reais (R$) is calculated using the exchange rate for the sale of US dollars as informed by the Central Bank of Brazil on October 14, 2009 (Ptax — option 5) — R$ 1.7099 per US dollar — as per the procedure disclosed on January 22, 2009.
3. Total amount - Distribution of R$ 2,564,850,000.00 equivalent to R$ 0.492036226 per common or preferred share in circulation, will be paid in the form of interest on capital.
4. Taxation — A withholding income tax will be levied on the amount distributed as interest on capital, in accordance with prevailing tax code in Brazil.
5. Record dates — All investors who hold Vale shares at the record dates will have the right to this dividend payment. The record date for the owners of shares traded on the BM&F Bovespa is Thursday, October 15, 2009. The record date for holders of ADRs traded on the New York Stock Exchange (NYSE) and Euronext Paris is Tuesday, October 20, 2009.
6. Ex-dividend trading — Vale shares will be traded ex-dividend on BM&F Bovespa, NYSE and Euronext Paris stock exchanges from Friday, October 16, 2009.
For further information, please contact:
+55-21-3814-4540
Roberto Castello Branco: roberto.castello.branco@vale.com
Alessandra Gadelha: alessandra.gadelha@vale.com
Patricia Calazans: patricia.calazans@vale.com
Samantha Pons: samantha.pons@vale.com
Theo Penedo: theo.penedo@vale.com
This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and Vale cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian and Canadian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore and nickel business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which Vale operates. For additional information on factors that could cause Vale’s actual results to differ from expectations reflected in forward-looking statements, please see Vale’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.